UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

(AMENDMENT NO. 5)*

HQ SUSTAINABLE MARITIME INDUSTRIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

40426A 10 9
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
[X]	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

(Continued on the Following Pages)

(Page 1 of 4)

CUSIP NO. 40426A 10 9	13G	Page 2 of 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) The Tail Wind Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION A British Virgin Islands corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 125,700
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 125,700
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,700
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12.	TYPE OF REPORTING PERSON CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 40426A 10 9	13G	Page 3 of 4

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (the "Common Stock") of HQ Sustainable Maritime Industries, Inc. beneficially owned by the Reporting Person specified herein as of January 31, 2011 and amends and supplements the Schedule 13G filed by the Reporting Person on February 9, 2010 (the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

ITEM 4.              OWNERSHIP.

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)    Amount beneficially owned:

The Tail Wind Fund Ltd. (“Tail Wind”) owns a total of 125,700 shares of Common Stock.

       (b)    Percent of class:

Tail Wind’s beneficial ownership of 125,700 shares of Common Stock constitutes 0.7% of all the outstanding shares of Common Stock, based upon 17,895,175 shares of Common Stock outstanding as of November 8, 2010 as reported by the issuer.

       (c)    Number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote

                            125,700

              (ii)   Shared power to vote or to direct the vote

                           Not applicable.

              (iii)  Sole power to dispose or to direct the disposition of

                           125,700

              (iv)   Shared power to dispose or to direct the disposition of

                           Not applicable.

ITEM 5.              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

       If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 10.      CERTIFICATION.

       By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 40426A 10 9	13G	Page 4 of 4

                                        SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 14, 2011	THE TAIL WIND FUND LTD.

	By:	/s/ Andrew P. MacKellar
Andrew P. MacKellar, Director